Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

August 29, 2005

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On August 29, 2005, China Life Insurance Company Limited issued a press release, copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Press release, dated August 29, 2005

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Miao Fuchun
August 29, 2005	(Signature)

	Name:	Miao Fuchun
	Title:	Director and Vice President

EXHIBIT 99.1

Press release

For immediate release

CHINA LIFE INSURANCE COMPANY LIMITED

ANNOUNCES 2005 INTERIM RESULTS

HONG KONG, 29 August 2005 – China Life Insurance Company Limited (“China Life” or the “Company”), (SEHK: 2628; NYSE: LFC) today announced the unaudited consolidated results of the Company and its subsidiaries for the six months ended 30 June 2005.

Key highlights

•	Total revenues amounted to RMB49,418 million, a 26.9% increase over the same period of 2004.

•	Gross written premiums and policy fees reached RMB42,607 million, a 22.9% increase over the same period in 2004.

•	Net investment income amounted to RMB7,794 million, a significant increase of 55.3% over the same period in 2004.

•	Net profit [note] was RMB5,208 million, a significant 85.2% increase over the same period last year, primarily due to an increase in investment income, business development and the restructuring of business mix as well as cost control.

•	Basic and diluted earnings per share were RMB0.19.

•	The Company’s solvency position remained strong. As at 30 June 2005, the Company’s actual solvency level was 289% of the minimum regulatory requirement.

•	The Company continued to restructure its business mix in order to enhance profitability. The proportion of first-year regular gross written premiums increased to 93.5% of total first-year gross written premiums in the first half of 2005 from 85.7% in the first half of 2004.

•	The Company maintained its leading position in Mainland China’s life insurance market.

•	The Company declared no interim dividend for the period.

Note: Net profit refers to net profit attributable to shareholders of the Company.

For the six months ended 30 June 2005, China Life’s net profit attributable to shareholders of the Company amounted to RMB5,208 million, a significant increase of 85.2% from the same period in 2004, primarily attributable to an increase in investment income, business development and the restructuring of business mix as well as cost control. Basic and diluted earnings per share were RMB0.19, in line with the increase in net profit attributable to shareholders of the Company. The Company’s total revenues amounted to RMB49,418 million, a 26.9% increase over the same period last year. The Company declared no interim dividend for the period.

Commission File Number 001-31914

Mr. Yang Chao, Chairman of the Board and President of China Life, when discussing the Company’s interim results, said: “In the first half, we sustained growth in premiums and further restructured our business mix and enhanced management, resulting in significant improvements in operating efficiency and profitability. We also maintained our leading position in Mainland China’s life insurance market. Our encouraging results during the first half, both in terms of revenue and earnings growth, as well as our strong solvency position, reflected the hard work of our employees.”

Steady growth in premiums

For the six months ended 30 June 2005, the Company’s gross written premiums and policy fees reached RMB42,607 million, up 22.9% from RMB34,668 million for the same period in 2004. Gross written premiums and policy fees from individual life insurance reached RMB36,613 million, up 27.3% from RMB28,762 million for the same period in 2004. Gross written premiums and policy fees from group life insurance reached RMB637 million, up 97.2% from RMB323 million for the same period in 2004. Gross written premiums from accident and health insurance were RMB5,357 million.

Further restructuring of business mix

The Company maintained its leading position in Mainland China’s life insurance market, while further restructuring its business mix by increasing the proportion of regular premiums to total premiums, in order to enhance its ability to sustain growth.

For the period, first-year regular gross written premiums accounted for 93.5% of the total first-year gross written premiums, up from 85.7% for the same period in 2004. The significant increase in the proportion of regular premiums had a positive impact on the improvement in profitability during the period. The Company will continue to implement its business mix restructuring strategy.

Stable distribution channels

The Company’s distribution channels remained stable. As at 30 June 2005, the Company had approximately 663,000 exclusive agents, a slight decrease from 668,000 as at 30 June 2004. The direct sales team comprised of approximately 12,000 full-time direct sales representatives, virtually unchanged from the same period last year. The number of intermediaries and distribution outlets, including commercial bank branches, post offices and savings cooperatives, declined 3.1% from the same period in 2004 to over 88,200.

Exclusive agents are the core of the Company’s distribution channels. During the period, the Company achieved encouraging results in improvement of exclusive agent team management, enhancement of sales results and restructuring of business mix. The Company also provided various training programmes to improve exclusive agents’ professionalism in order to enhance their productivity.

Strong financial and solvency positions

The Company continued to implement overall budget management, develop profitable business and optimize its business mix. The Company endeavored to achieve a proper balance of business development, business mix restructuring and profit growth. Further, the Company strengthened expense controls by enhancing management of operating expenses. The Company has effectively reduced the risk and cost of bulk buying by continuing to pursue centralized procurement. This contributed to a reduction of the consolidated cost control ratio in the first half of 2005 compared with the corresponding period in 2004.

Commission File Number 001-31914

The Company’s strong capital base contributes to its sound solvency position. As at 30 June 2005, the Company’s actual solvency level was 289% of the minimum regulatory requirement, which should be sufficient for the Company to maintain its steady pace of business development.

Further increase in investment income

Net investment income for the first half of 2005 was RMB7,794 million, a significant increase of 55.3% from RMB5,018 million for the same period in 2004. This growth was primarily attributable to the growth in investment assets, an increase in base interest rates, as well as an improvement in investment yield as a result of adjustments to the investment portfolio. During the period, the Company sought to optimize returns from its investment portfolio by increasing the proportion of bond investments, in accordance with changes in market conditions.

As at 30 June 2005, the Company’s total investment assets reached RMB437,842 million, up 16.8% from RMB374,890 million as at 31 December 2004.

For the six months ended 30 June 2005, net realised loss on financial assets amounted to RMB383 million (net realised loss on investments amounted to RMB63 million for the corresponding period in 2004). Net fair value loss on assets at fair value through income amounted to RMB888 million (net unrealised loss on trading securities amounted to RMB723 million for the corresponding period in 2004). This result was mainly attributable to the volatility of the stock market of Mainland China in the first half of 2005.

Improvements in management

During the first half of 2005, the Company made significant efforts to improve its management and enhance operating efficiency, with particular emphases on product development, business management and risk management.

On the product development front, to cope with an increase in base interest rates and market competition, the Company developed and launched three new participating endowment products in the first half of 2005. In addition, experimental sales have commenced for three joint-life products and universal insurance products.

The Company’s business management was further improved. The Company compiled and amended a number of internal guidelines and procedure handbooks and enhanced its IT system for business management. In March 2005, the Company’s call centre was once again named “The Best Call Centre in China 2005” by the Customer Relations Management Committee of the Alliance for Promotion of Digitalization under the Ministry of Information Industry. The Company was the only life insurer to win this award in Mainland China.

In risk management, the Company had further implemented various requirements of its “Investment Risk Management Policy”. Its investment risk management was also further systemised and standardized. In addition, the Company tightened business risk management by formulating the “Business Risk Control Guidelines” and the “Business Risk Inspection Handbook”, which strengthened business risk control and management. The Company also stepped up efforts to strengthen management of capital and fixed assets, resulting in an improvement in its asset-liability matching.

Commission File Number 001-31914

Outlook for the second half of 2005

While growth momentum remains strong in Mainland China’s life insurance market, expected capital market volatility, foreign exchange mechanism reform and intensifying competition may add uncertainty to business operations and operating results. Business development, new fund investment and existing fund reinvestment may be more challenging, and the company may meet more pressure on maintaining the consolidated cost control level of the first half of 2005. Bearing these factors in mind, the Company expects, however, to continue to strengthen its leading position in the life insurance market in Mainland China by continuing to restructure its business mix, consolidate its distribution channels, increase investment returns, and strengthen risk and cost control in the second half of 2005.

- End-

Forward-looking statements:

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s Registration Statement on Form F-1 for its initial public offering (333-110615) and in the Company’s other filings with the SEC.

About China Life Insurance Company Limited

China Life Insurance Company Limited (SEHK: 2628; NYSE: LFC ), is the leading life insurance company in China. China Life has the largest investment asset base in China, and is one of the largest institutional investors in the domestic insurance industry. The Company sells products and services through the country’s most extensive distribution network of exclusive agents, direct sales representatives and dedicated and non-dedicated agencies throughout China. The Company provides individual and group life insurance policies, annuity products and long-term health insurance policies, as well as accident and short-term health insurance policies for individuals and groups. On December 17 and 18, 2003, the Company successfully listed its shares on the New York Stock Exchange and the Hong Kong Stock Exchange respectively.

For further information, please contact:

Media enquiries

English / Cantonese

Ms. Sukyi Yau

Citigate Dewe Rogerson

Tel: +852 9030 7204 or +852 2533 4622

Fax: +852 2524 5599

E-mail: sukyi.yau@citigatedr-hk.com

English / Cantonese / Mandarin

Mr. Mill Seen

Citigate Dewe Rogerson

Tel: +852 9224 9240 or +86 139 1011 2094 or +86 10 6505 2082

Fax: +86 10 6505 2080

E-mail: mill.seen@citigatedr-hk.com

Commission File Number 001-31914

Mandarin

Ms. Yang Liu

Citigate Dewe Rogerson

Tel: +86 138 0110 4947

Fax: +86 10 6505 2080

E-mail: liu.yang@citigatedr-hk.com

Mr. Wang Xiangjun

China Life Insurance Company Limited

Tel: +852 6359 3831 (Monday, 29 August only)

Tel: +8610 8565 9975 (Regular contact numbers)

Fax: +8610 8525 2210

E-mail: wangxiangjun@e-chinalife.com

Investor and analyst enquiries

Dr. Cao Qingyang

China Life Insurance Company Limited

Tel: +852 6359 3830 (Monday, 29 August only)

Tel: +8610 8525 2107 (Regular contact numbers)

Fax: +8610 8525 2210

E-mail: caoqingyang@e-chinalife.com

Commission File Number 001-31914

Appendix 1

Condensed consolidated income statement

	Unaudited	Unaudited (Restated)
	For the six months ended 30 June
	2005	2004
	RMB million	RMB million
REVENUES
Gross written premiums and policy fees	42,607	34,668
Less: premiums ceded to reinsurers	(372)	(584)

Net written premiums and policy fees	42,235	34,084
Net change in unearned premium reserves	(174)	(147)

Net premiums earned and policy fees	42,061	33,937

Net investment income	7,794	5,018
Net realised gain/(loss) on financial assets	(383)	—
Net realised gain/(loss) on investments	—	(63)
Net fair value gain/(loss) on assets at fair value through income	(888)	—
Net unrealised gain/(loss) on trading securities	—	(723)
Other income	834	776

Total revenues	49,418	38,945

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits	(4,098)	(2,740)
Accident and health claims and claim adjustment expenses	(3,517)	(2,732)
Increase in liability of long-term traditional insurance contracts	(23,063)	(19,245)
Interest credited to long-term investment type insurance contracts	(2,288)	(1,725)
Interest credited to investment contracts	(479)	(359)
Policyholder dividends and participation in profits	(1,317)	(1,157)
Amortisation of deferred policy acquisition costs	(3,602)	(2,893)
Underwriting and policy acquisition costs	(1,082)	(758)
Administrative expenses	(3,192)	(3,418)
Other operating expenses	(54)	(84)
Statutory insurance levy	(91)	(47)

Total benefits, claims and expenses	(42,783)	(35,158)

Net profit before income tax expenses	6,635	3,787
Income tax expenses	(1,391)	(955)

Net profit	5,244	2,832

Attributable to:
- shareholders of the Company	5,208	2,812
- minority interests	36	20

	5,244	2,832

Basic and diluted earnings per share	RMB0.19	RMB 0.11

Dividends	—	—

Commission File Number 001-31914

Appendix 2

Condensed consolidated balance sheet

	Unaudited	Audited (Restated)
	As at 30 June 2005	As at 31 December 2004
	RMB million	RMB million
ASSETS
Property, plant and equipment	12,487	12,250
Deferred policy acquisition costs	35,269	32,787
Financial assets
Debt securities	205,650	150,234
- held-to-maturity securities	133,330	79,603
- available-for-sale securities	71,811	—
- non-trading securities	—	69,791
- financial assets at fair value through income	509	—
- trading securities	—	840
Equity securities	20,779	17,271
- available-for-sale securities	15,427	—
- non-trading securities	—	12,597
- financial assets at fair value through income	5,352	—
- trading securities	—	4,674
Term deposits	167,121	175,498
Statutory deposits - restricted	4,000	4,000
Policy loans	627	391
Securities purchased under agreements to resell	—	279
Accrued investment income	6,826	5,084
Premiums receivables	6,123	3,912
Reinsurance assets	1,387	1,297
Cash and cash equivalents	39,665	27,217
Other	1,849	3,451

Total assets	501,783	433,671

Commission File Number 001-31914

Condensed consolidated balance sheet (Continued)

	Unaudited	Audited (Restated)
	As at 30 June 2005	As at 31 December 2004
	RMB million	RMB million
LIABILITIES AND EQUITY
Liabilities

Insurance contracts
Short-term insurance contracts:
- reserves for claims and claim adjustment expenses	1,468	1,215
- unearned premium reserves	5,196	5,212
Long-term traditional insurance contracts	140,123	117,301
Long-term investment type insurance contracts	217,819	191,885
Financial liabilities
Investment contracts
- with discretionary participation feature (“DPF”)	39,789	32,476
- without DPF	1,990	1,635
Securities sold under agreements to repurchase	1,168	—
Annuity and other insurance balances payable	4,256	2,801
Premiums received in advance	973	2,447
Policyholder dividends payable	1,823	2,037
Other liabilities	5,126	4,960
Deferred tax liabilities	6,644	4,371
Statutory insurance fund	319	429

Total liabilities	426,694	366,769

Shareholders’ equity
Share capital	26,765	26,765
Reserves	34,518	31,573
Retained earnings	13,400	8,192

	74,683	66,530

Minority interests	406	372

Total equity	75,089	66,902

Total liabilities and equity	501,783	433,671